

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69391

MAR 0 2 2015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASSETMARK BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 Grant Street - 10th Floor
(No. and Street)

Concord	CA	94520
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown — 404-303-8840 Extn: 1005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG - US
(Name – *if individual, state last, first, middle name*)

550 South Hope St. - Suite 1500	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASSETMARK BROKERAGE, LLC, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BENGIE MAR S DIAMOS
MY COMMISSION EXPIRES
FEB 15 2018
FORSYTH CO., GEORGIA
NOTARY PUBLIC

Notary Public

Signature

Financial and Operation Principal

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

TABLE OF CONTENTS



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
AssetMark Brokerage, LLC:

We have audited the accompanying statement of financial condition of AssetMark Brokerage, LLC as of December 31, 2014, and the related statement of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AssetMark Brokerage, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Los Angeles, California
February 26, 2015

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Cash and cash equivalents	$	312,692
Prepaid expenses and other assets		19,489
Total Assets	$	332,181
Liabilities and Member's Equity		
Liabilities:		
Due to affiliates	$	67,105
Accounts payable and other accrued expenses		4,600
Total Liabilities		71,705
Member's equity:		
Member capital		100,000
Additional paid-in capital		145,000
Retained earnings		15,476
Total Member's Equity		260,476
Total Liabilities and Member's Equity	$	332,181

The accompanying notes are an integral part of these financial statements.

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2014

Revenues:	
Marketing fees	$ 234,692
Total revenues	234,692
Expenses:	
Regulatory fees	138,761
Compensation and benefits	31,660
Rent and utilities	20,000
Consulting	7,342
Communications	3,000
Training	4,875
Professional fees	3,228
California franchise tax	800
Total expenses	209,666
Net income	$ 25,026

The accompanying notes are an integral part of these financial statements.

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2014

	Member Capital	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Member's Equity
Balance as of December 31, 2013	100,000	---	(9,550)	90,450
Contributions from member	---	145,000	---	145,000
Net income	---	---	25,026	25,026
Balance as of December 31, 2014	100,000	145,000	15,476	260,476

The accompanying notes are an integral part of these financial statements.

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2014

Cash flows from operating activities:		
Net income	$	25,026
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Due to affiliates		67,105
Prepaid expenses		21,761
Accounts payable and other accrued expenses		3,800
Net cash provided by operating activities	$	117,692
Cash flows from financing activity:		
Capital contributions		145,000
Net cash provided by financing activity		145,000
Net change in cash and cash equivalents		262,692
Cash and cash equivalents at beginning of year		50,000
Cash and cash equivalents at end of year	$	312,692

The accompanying notes are an integral part of these financial statements.

(1) Organization and Nature of Business

AssetMark Brokerage, LLC (the Company) was formed on September 25, 2013, and was approved as an SEC registered broker-dealer member of the Financial Industry Regulatory Authority ("FINRA") on August 8, 2014. The Company is engaged in the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company is a wholly owned subsidiary of AssetMark Financial, Inc. (AFI). AFI is a wholly owned subsidiary of AssetMark Financial Holdings, Inc. (AHI).

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents include $312,692 held in a checking account. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

(c) Revenue Recognition

Marketing fees include fees earned from providing a variety of marketing related services to affiliates. Revenue is recognized when earned, which generally occurs as the services are preformed.

(d) Income Taxes

The Company is a single member limited liability company and is included in the consolidated return of its parent company, AFI. An enterprise is required to recognize, in its financial statements, the impact of a tax position by determining if the weight of available evidence indicates it is more likely than not, based on the technical merits, that the position will be sustained on audit. The Company has no income tax contingencies as of December 31, 2014. However, because the entity is a limited liability entity that is included in the tax return of its parent company and is not obligated to pay any income taxes, the Company has not reflected a hypothetical tax obligation in its financial statements.

In February 2015, an election was made with the Internal Revenue Service on Form 8832 Entity Classification Election to change the Company's tax status to being classified as an association taxable as a corporation. The effective date of the election is January 1, 2015.

(3) Related Party Transactions

(a) Marketing Fees

The Company entered into a Marketing Services Agreement dated September 1, 2014 with Altegris Advisors, L.L.C. (Altegris), which is a Registered Investment Advisor affiliate under indirect but common control and ownership. The Company provides Altegris, and its affiliates, a variety of marketing-related services that include access to AssetMark, Inc. (AMI), the Company's affiliated RIA firm's portfolio platform which is offered to independent investment advisors, which in turn, may offer AssetMark and Altegris investment products to their advisory clients. This marketing fee revenue is included in the accompanying statement of income and as of the year ending December 31, 2014, Altegris paid the Company a total of $234,692 in fees.

(b) Expense Sharing Arrangement

The Company entered into an Expense Sharing Agreement dated March 21, 2014 with AssetMark Inc. ("AMI") which is a Registered Investment Advisor affiliate under direct common control and ownership. Under the agreement, AMI agrees to pay various expenses attributable to the Company such as rent and certain personnel, general, and administrative expenses. These expenses are reimbursed by the Company pursuant to the agreement and are included in the accompanying statement of operations. The amount reimbursed is calculated based on usage factors such as square feet for rent and overhead, and percent of time devoted to broker-dealer operations for personnel costs. As of the year ending December 31, 2014, AMI incurred expenses totaling $67,105 for the benefit of the Company.

(4) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 12.5% of aggregate indebtedness for 12 months after commencing business as a broker-dealer, whichever is greater, as these terms are defined. As of December 31, 2014, the Company had regulatory net capital of $240,987 which was $232,024 in excess of the required minimum net capital of $8,963.

The Company is exempt from the SEC Customer Protection Rule (Rule 15c3-3) under subparagraph (k)(1) which exempts from the Rule broker's or dealer's whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

(5) Subsequent Events

The Company evaluated events occurring through February 26, 2015, the date the financial statements were available to be issued, to determine whether any items were noted, which necessitated adjustment to or disclosure in the financial statements. No such subsequent events were identified.

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

SUPPLEMENTARY INFORMATION

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

DECEMBER 31,2014

Net capital:		
Total stockholder's equity qualified for net capital	$	260,476
Deductions to determine net capital:		
Non-allowable assets:		
Prepaid expenses and other assets		19,489
Net capital		240,987
Ratio of Aggregate Indebtedness to Net Capital (must not exceed 8 to 1)		.30 to 1
Minimum Required Net Capital (the greater of)		
Net Capital Standard of $5,000		5,000
Aggregate Indebtedness Standard of 12.5% of its aggregate indebtedness ($71,705) for 12 months after commencing business as a broker or dealer		8,963
Total net capital requirement		8,963
Excess net capital	$	232,024

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
TO THE COMPANY'S CORRESPONDING FORM X-17A-5 PART IIA FILING

DECEMBER 31, 2014

Net Capital per Company's Unaudited Form X-17A-5 Part IIA Filing	$	245,587
Adjustments:		
Increase in accounts payable accrual		(4,600)
Net Capital Per Report Pursuant to Rule 17a-5(d)	$	240,987

See accompanying independent auditor's report.

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

See accompanying independent auditor's report



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
AssetMark Brokerage, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report Requirement for Broker-Dealers under SEC Rule 17a-5 (the Exemption Report), in which (1) AssetMark Brokerage, LLC. (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Los Angeles, California
February 26, 2015

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

EXEMPTION REPORT REQUIREMENT FOR BROKER/DEALERS UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

AssetMark Brokerage, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1), and;

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

We swear (or affirm) that, to the best of our knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Michael O. Brown
Financial & Operations Principal

By: ______________________
Ronald Link
Chief Financial Officer

February 26, 2015